SANDVIK

Page 1 (1)

Our date 2004-11-01 | Our reference

Your date | Your reference

Attending to this matter, tel. direct line, fax direct line

KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

04046024

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

RECEIVED 2004 NOV -9 A 8:54 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Nomination Committee selected for Annual General Meeting on 3 May 2005, dated 29 Oktober 2004, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

dlw 11/10

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

Document4

SANDVIK

Press Release

Nomination Committee selected for Annual General Meeting on 3 May 2005

In accordance with the decision at Sandvik AB's Annual General Meeting on 6 May 2004, the Nomination Committee comprises representatives of the four largest owners and the Chairman of the Board. The Chairman of the Board of Sandvik convenes the meeting of the Committee after which a Chairman of the Committee is elected.

The Nomination Committee's role is to submit proposals to the Annual General Meeting with regard to determining the number of Board members and auditors, fees to the Board and auditors, and the election of the Board as well as the auditors in appropriate cases.

After coordination among the owners, the Nomination Committee comprises the following members:

Carl-Olof By, Industrivärden
Curt Källströmer, Handelsbanken's Pension Foundation and Pension Fund
Sarah McPhee, AMF Pension
Marianne Nilsson, Robur
Clas Åke Hedström, Sandvik's Board Chairman.

The Annual General Meeting will be held in Sandviken on 3 May 2005.

Sandviken, 29 October 2004

Sandvik AB; (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43